082-01591

07021171

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
February 6, 2007 at 8.15 am

AMER SPORTS - PUBLISHING OF 2006 FINANCIAL RESULTS

Amer Sports Corporation will publish its financial statement bulletin 2006 on Tuesday, February 13th at 1:00 pm Finnish time (GMT +3).

A combined news conference, conference call and live webcast of the 2006 results will be held on February 13th at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial +44 (0)20 7162 0125 5-10 minutes before the scheduled start time.

The news conference can be viewed live via the internet at www.amersports.com. The official stock exchange release and accompanying presentation will also be available online. An on-demand webcast of the news conference will be available on www.amersports.com at approximately 6:00 pm Finnish time (GMT+3) on February 13th.

To test your computer settings for the webcast, please visit www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

AMER SPORTS CORPORATION'S FINANCIAL STATEMENT BULLETIN 2006 (IFRS)
Net sales increased 31% thanks to Salomon's inclusion in the full-year figures.
Net sales grew by 4% as compared to 2005 pro forma figure.

- Amer Sports net sales increased 31% thanks to Salomon's inclusion in the full-year figures. Net sales grew by 4% as compared to 2005 pro forma figure and was EUR 1,792.7 million (EUR 1,732.0 million in 2005).
- Earnings before interest and taxes (EBIT) amounted to EUR 120.2 million (117.1) and earnings per share to EUR 0.98 (0.87).
- The warm early winter cut into the volume of re-orders in the winter sports business. Amer Sports Q4 EBIT came in at EUR 69.7 million (67.8).
- Amer Sports net sales growth in local currencies is expected to remain at last year's level in 2007 due to uncertainty caused by uncommon weather during the 2006/07 winter season. Amer Sports earnings are expected to improve in 2007 thanks to factors such as Salomon's turnaround initiative in 2006 and the industrial co-operation between Atomic and Salomon. It is estimated that Amer Sports' EBIT will amount to EUR 130-145 million in 2007, with earnings per share coming in at EUR 1.10-1.25. Cash flow from operating activities is expected to improve substantially.
- The dividend proposal is EUR 0.50 per share (0.50).

EUR million	Q4/ 2006	Pro forma Q4/ 2005	Change %	2006	Pro forma 2005	Change %
Net sales	581.6	558.5	4	1,792.7	1,732.0	4
Gross profit	220.4	215.4	2	697.4	684.4	2
EBIT	69.7	67.8	3	120.2	117.1	3
Financing income and expenses	-5.3	-6.6		-23.6	-24.0	
Earnings before taxes	64.4	61.2	5	96.6	93.1	4
Net result	47.0	40.8	15	70.5	62.4	13
Earnings per share, EUR	0.65	0.57		0.98	0.87	

In the reporting of profit and loss statement information and earnings per share for 2006, Amer Sports uses pro forma figures for 2005 - in which Salomon has been accounted for as from January 1, 2005 - as its comparison information. The figures do not include non-recurring items related to the Salomon acquisition. More information on the use of pro forma figures has been provided in the stock exchange bulletin released on April 20, 2006.

Roger Talermo, President and CEO:

"On the whole, good trends held sway in the sports equipment market in 2006. With the exception of Japan, we posted higher net sales in all our major markets.

"Pre-order deliveries of for the 2006/2007 season were solid in the winter sports business. However, the warm early winter impacted significantly on the volume of re-orders in Q4. Salomon achieved its objectives and the profitability of winter sports equipment improved. Atomic's Q4 operations fell significantly short of expectations.

"Industrial co-operation between Salomon and Atomic has progressed in line with plans. We expect that the changes being ushered in will yield substantial earnings improvements in 2007 and 2008.

"We're now stronger than ever in the sports equipment business world-wide. We must bolster our global leadership - there must be no doubt that we are the number one player in this business. That said, we will not neglect our excellent growth potential in technical apparel and footwear."

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +353 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233

A combined news conference, conference call and live webcast concerning the financial statement bulletin will be held on February 13, 2007, at 3:00 pm Finnish time at Amer Sports' headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held in English. For instructions on how to participate in the conference call, visit the Amer Sports web site at www.amersports.com.

AMER SPORTS CORPORATION'S FINANCIAL STATEMENT BULLETIN 2006 (IFRS)

Amer Sports' net sales increased 31% due to Salomon's inclusion in the full-year figures. Pro forma net sales were up 4% to EUR 1,792.7 million (EUR 1,732.0 million in 2005). Exchange rates had a negligible effect on the trend in net sales.

Earnings before interest and taxes (EBIT) amounted to EUR 120.2 million (117.1). Earnings before taxes were EUR 96.6 million (93.1). Earnings per share came in at EUR 0.98 (0.87).

Amer Sports net sales growth in local currencies in 2007 is expected to remain at last year's level due to uncertainty caused by uncommon weather during the 2006/07 winter season. Amer Sports' earnings are expected to improve in 2007 thanks to factors such as Salomon's turnaround initiative in 2006 and the industrial co-operation between Atomic and Salomon. It is estimated that Amer Sports' EBIT will amount to EUR 130-145 million in 2007, with earnings per share coming in at EUR 1.10-1.25. Cash flow from operating activities is expected to improve substantially.

OCTOBER-DECEMBER NET SALES AND EBIT

Amer Sports' Q4 net sales were up 4% to EUR 581.6 million (EUR 558.5 million in 2005).

Q4 is the winter sports season. Accordingly, the Group's business focuses on these sports in this period. Winter sports accounted for 57% of consolidated net sales in Q4 (55%). Salomon's net sales in the winter sports equipment amounted to EUR 188.6 million (178.2) and Atomic's to EUR 82.2 million (85.9). The weather was warm in almost all winter sports market territories, cutting into the number of re-orders and weakening sales of winter sports equipment.

Net sales by business segment were as follows: Salomon 49%, Wilson 19%, Precor 14%, Atomic 14% and Suunto 4%. Suunto's net sales were up 34%, Salomon's 11%, Precor's 3%. Wilson's net sales declined by 7% and Atomic's by 4%.

The split of net sales by geographical segment was as follows: EMEA (Europe, Middle East, Africa) 53%, the Americas (the United States, Canada and Latin America) 35 %, and Asia Pacific 12%. Sales in the Americas remained at the previous year's level. Sales increased 10% in EMEA and declined by 4% in Asia Pacific.

The Group's EBIT amounted to EUR 69.7 million (67.8).

Earnings before taxes were EUR 64.4 million (61.2). Earnings per share came in at EUR 0.65 (0.57). Net financial expenses amounted to EUR 5.3 million (6.6).

NET SALES AND EBIT IN 2006

Amer Sports' net sales increased 31% due to Salomon's inclusion in the full-year figures. Net sales grew by 4% as compared to 2005 pro forma figure and was EUR 1,792.7 million (EUR 1,732.0 million in 2005).

Net sales by business segment were as follows: Salomon 37%, Wilson 32%, Precor 15%, Atomic 11% and Suunto 5%. Salomon's sales were up 6%. Sales of Salomon apparel and footwear kept climbing fast, up 18%. Precor's sales grew by 9% and Suunto's by 13%. Wilson's sales remained at the previous year's level. Atomic's net sales were down 4%.

Sales of Salomon winter sports equipment and Atomic stayed at the previous year's level. Sales were weakened by the mild fall season.

The distribution of Asics products, a *non-core* category for Atomic, ended in Austria, reducing net sales by EUR 11.3 million. Exclusive of the effect of Asics, net sales would have been at last year's level.

The split of net sales by geographical segment was as follows: the Americas (the United States, Canada and Latin America) 45%, EMEA (Europe, Middle East, Africa) 44%, and Asia Pacific 11%. Sales increased 4% in the Americas, 3% in Asia Pacific and 3% in EMEA.

The Group's EBIT amounted to EUR 120.2 million (117.1). EBIT in the comparison year was improved by EUR 5.9 million from the sale of properties.

Earnings before taxes were EUR 96.6 million (93.1) and net profit was EUR 70.5 million (62.4). Earnings per share came in at EUR 0.98 (0.87). Net financing expenses amounted to EUR 23.6 million (24.0).

Taxes for the period were EUR 26.1 million (30.7). The Group's taxes were reduced by tax credits received in the United States.

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 41.3 million (26.8). The Group's depreciation was EUR 32.2 million (37.0).

RESEARCH AND DEVELOPMENT

EUR 58.5 million (58.6) was invested in research and development, representing 3.3% of net sales. Salomon's share of the R&D spend was 42%, while Wilson accounted for 14%, Precor 21%, Atomic 10% and Suunto 13%.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of the year was EUR 585.4 million (December 31, 2005: EUR 601.0 million).

Cash flow from operating activities after interest and taxes was EUR 45.5 million (96.4). The company's net cash flow was reduced by EUR 31.7 million due to costs associated with the re-structuring of Salomon's operations in France. Net cash flow from investing activities was EUR -71.9 million (-471.6), including the remaining purchase price paid for the acquisition of Salomon, EUR 33.4 million. The dividend payout amounted to EUR 35.9 million (36.0).

Of the EUR 575 million credit facility agreed upon in December 2005, EUR 165 million and USD 100 million had been drawn at the end of the financial year, and the committed unused portion was EUR 325 million. The credit facility will mature at the end of 2011. Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 373.6 million had been used as of December 31, 2006.

Liquid assets amounted to EUR 45.5 million at the end of the period (December 31, 2005: 48.7).

The Group's equity ratio was 33.6% (December 31, 2005: 31.8%) and gearing was 105% (112%).

BUSINESS SEGMENTS

SALOMON

EUR million	Q4/ 2006	Pro forma Q4/ 2005	Change %	2006	Pro forma 2005	Change %
Net sales						
Winter Sports Equipment	188.6	178.2	6	345.6	348.6	-1
Apparel and Footwear	63.7	49.1	30	208.0	175.6	18
Mavic	29.8	27.8	7	107.8	99.3	9
Net sales, total	282.1	255.2	11	661.4	623.5	6
EBIT	40.3	37.9	6	23.6	18.1	30

Salomon achieved its objectives for 2006. The profitability of its winter sports equipment improved, and it racked up significantly higher sales of apparel. Also Mavic's sales increased.

Part of Salomon's deliveries scheduled for September were delayed, rolling over from the third to the fourth quarter. This delay was caused by Salomon's logistics partner not being able to deliver all the products to market on schedule.

Salomon's net sales increased 6%. The breakdown of net sales was as follows: Winter Sports Equipment, 52%, Apparel and Footwear, 32%, and Mavic, 16%. Of net sales, EMEA generated 65%, the Americas 24%, and Asia Pacific 11%. Sales were up 7% in EMEA, 6% in the Americas and 3% in Asia Pacific.

Salomon's EBIT grew to EUR 23.6 million (18.1). The good trend in net sales and improved cost control contributed to the improvement in Salomon's earnings. Mavic's result declined, but remained solid.

Business areas

Net sales of winter sports equipment were at last year's level. Weak winter conditions early in the 2006/2007 season reduced the volume of re-orders received by Salomon. Cross-country skiing experienced the fastest growth of winter sports product groups, with net sales up 19%. Sales of snowboarding equipment remained at the previous year's level while sales of alpine skiing equipment decreased 5%.

Net sales of apparel and footwear increased 18% to EUR 208.0 million. The apparel business posted the fastest sales growth, Salomon increased 40% and Arc'teryx 26%.

Bicycle component manufacturer Mavic's net sales increased 9% to EUR 107.8 million.

Salomon's outlook for 2007

The turnaround initiative Salomon kicked off in 2005 is progressing on schedule. It is expected to yield substantial earnings improvements in 2007 and 2008. Industrial cooperation with Atomic in particular is anticipated to result in cost-savings.

As the year began, temperatures remained higher than usual in many territories, limiting snow sports opportunities in Europe, Asia and the Eastern United States. The market for winter sports equipment is expected to fall short of the

2005/06 season both in terms of volume and value due to uncertainty caused by uncommon weather during the 2006/07 winter season.
Judging from the amount of pre-orders received for spring and summer 2007, footwear and apparel will continue to surge. Mavic is also expected to keep developing favorably and its profitability to remain at good level.

WILSON

EUR million	Q4/ 2006	Q4/ 2005	Change %	2006	2005	Change %
Net sales						
Racquet Sports	41.9	45.8	-9	235.3	225.4	4
Team Sports	52.2	51.2	2	219.6	203.8	8
Golf	17.4	22.7	-23	114.7	141.2	-19
Net sales, total	111.5	119.7	-7	569.6	570.4	0
EBIT	5.2	2.9	79	54.6	52.1	5
ROCE, 12-month rolling average				38.4	36.9	

Wilson's net sales remained on a par with the previous year, amounting to EUR 569.6 million. The breakdown of net sales was as follows: Racquet Sports 41%, Team Sports 39%, and Golf 20%. Of net sales, the Americas generated 67%, EMEA 19% and Asia Pacific 14%. Sales growth was 2% in the Americas. In EMEA sales were at last year's level. Sales were down 9% in Asia Pacific.

Wilson's EBIT grew by 5% to EUR 54.6 million. Its earnings trend was solid in the United States, but the result weakened in Japan.

Business areas

The Racquet Sports Division continued to perform well. Its net sales increased 4%. Of the product groups, the best growth was seen in accessories and footwear: footwear, 16% and accessories, 14%.

Team Sports' net sales increased 8%. Sales were up on the corresponding period in all key product groups. Sales declined only in uniforms and training equipment.

The Golf division fell short of its sales objectives, especially in Japan. Demand for golf equipment also declined in Europe. Also the new distribution strategy focusing on the major customers in the United States cut into net sales of the Golf Division.

Wilson's outlook for 2007

Wilson is expected to keep growing profitably in 2007. The trend in the Racquet Sports Division's markets is forecast to remain favorable. Wilson is confident that its Racquet Sports Division will stay on a growth track thanks to innovative new products and geographical expansion in emerging markets. The trend in Team Sports' markets is expected to hold steady, with anticipated sales growth. The Golf Division improved its profitability compared with the previous year and is expected to do so in 2007 as well.

PRECOR

EUR million	Q4/ 2006	Q4/ 2005	Change %	2006	2005	Change %
Net sales	83.0	80.7	3	275.6	252.1	9
EBIT	12.7	13.6	-7	34.8	31.1	12
ROCE, 12-month rolling average				50.6	51.2	

Precor's net sales were up 9%. Of net sales, the Americas generated 77%, EMEA 16% and Asia Pacific 7%. Sales were up 18% in EMEA, 13% in Asia Pacific and 7% in the Americas.

Precor's EBIT increased 12% to EUR 34.8 million. Non-recurring quality-related costs weakened earnings by about EUR 2 million.

Precor's sales to fitness clubs continued to soar in North America. Precor's success in the fitness club market was heavily driven by the high demand for the new Experience aerobic equipment. Products in this series feature personal Cardio Theater viewing screens.

Precor's outlook for 2007

Precor's growth in 2007 is forecast to once again outpace that of the market, with the company racking up market share gains especially in the fitness club segment. 2007 is a transitional year for home gym products. A new product collection will be launched and it is expected to give a major boost to growth in 2008.

ATOMIC

EUR million	Q4/ 2006	Q4/ 2005	Change %	2006	2005	Change %
Net sales	82.2	85.9	-4	204.8	214.0	-4
EBIT	14.8	19.0	-22	16.6	22.2	-25
ROCE, 12-month rolling average				16.5	20.6	

Atomic's operations did not nearly measure up to expectations in Q4 2006. Unfavorable weather in all the main winter sports markets at the end of 2006 reduced the amount of re-orders the company received.

During the financial year, Atomic's net sales declined by 4% to EUR 204.8 million. Of net sales, EMEA generated 76%, the Americas 18%, and Asia Pacific 6%. Sales declined by 13% in Asia Pacific, by 4% in EMEA and by 3% in the Americas.

The distribution of Asics products, a non-core category for Atomic, ended in Austria, reducing net sales by EUR 11.3 million. Exclusive of the effect of Asics, net sales would have been at last year's level.

Atomic's EBIT was EUR 16.6 million (22.2). EBIT in Q4 was EUR 14.8 million (19.0).

Atomic's outlook for 2007

As the year began, temperatures remained higher than usual in many territories, limiting snow sports opportunities in Europe, Asia and the Eastern United States. The market for winter sports equipment is expected to fall short of the 2005/06 season both in terms of volume and value due to uncertainty caused by uncommon weather during the 2006/07 winter season. Atomic's key objective for

2007 is to improve profitability. Atomic is seeking cost-savings and higher efficiency through means such as cooperation with Salomon in all the major product groups.

SUUNTO

EUR million	Q4/ 2006	Q4/ 2005	Change %	2006	2005	Change %
Net sales	22.8	17.0	34	81.3	72.0	13
EBIT	1.2	-0.7	-	7.0	3.4	106
ROCE, 12-month rolling average				30.9	14.8	

Suunto's net sales grew by 13%. Of net sales, EMEA generated 55%, the Americas 33%, and Asia Pacific 12%. Sales increased 18% in Asia Pacific, 17% in EMEA and 6% in the Americas. Q4 net sales were up 34%.

Suunto's EBIT amounted to EUR 7.0 million (3.4). Suunto's result includes EUR 2.5 million in insurance claims received for the loss of sales margins due to the fire on a supplier's premises in 2005.

Sales of wristop computers grew by 33% during the review period. Sales received a particularly strong boost from the good demand for the new Training product series.

Sales of Suunto's diving instruments increased 10%, largely thanks to the new Suunto D6 wristop computer. Sales of diving and water sports suits were down.

Diving instruments and wristop computers accounted for 72% (66%) of Suunto's net sales.

Suunto's outlook for 2007

Suunto aims to keep bolstering its core businesses and stepping up growth in sports instruments. Suunto will continue to focus on its fitness, outdoor and diving instrument product groups. New launches are anticipated to generate growth in Suunto's net sales in 2007. Profitability is also expected to improve.

AMER SPORTS WINTER & OUTDOOR AMERICAS

Amer Sports is centralizing its winter and outdoor businesses in North America under single management. This step is geared towards ensuring a more efficient infrastructure for the sales and business operations of Salomon, Atomic and Suunto.

PERSONNEL

At the end of the year, the Group had 6,553 employees (6,667). The Group had an average of 6,786 employees (4,968) during the 2006 calendar year. The parent company Amer Sports Corporation had 52 employees (53) at year's end and an average of 55 (51) during the year.

	Dec. 31, 2006	Dec. 31, 2005
Salomon	2,372	2,607
Wilson	1,919	1,914
Precor	795	733
Atomic	893	833
Suunto	522	527
Headquarters	52	53
Total	6,553	6,667

At the end of the year, 1,957 of the Group's employees worked in the United States, 1,260 in France, 712 in Austria, 608 in Canada, 393 in Finland and 1,623 in other countries.

	Dec. 31, 2006	Dec. 31, 2005
EMEA	3,346	3,504
Americas	2,702	2,688
Asia Pacific	505	475
Total	6,553	6,667

AMER SPORTS' SHARES AND SHAREHOLDERS

At the close of the financial year, Amer Sports had 14,351 registered shareholders. Non-Finnish nations owned 56.0% (54.7%) of the shares.

During the 2006 calendar year, a total of 66.3 million Amer Sports shares were traded on the Helsinki Stock Exchange to a total value of EUR 1,115.2 million. The share turnover was 92.6%. At the turn of the year, 372,886 ADRs were in circulation.

At the close of the year on the Helsinki Stock Exchange, the last trade in Amer Sports Corporation shares was completed at a price of EUR 16.68, representing an increase of 6% during the year. The high for the year on the Helsinki Stock Exchange was EUR 19.00 and the low EUR 14.75. The average share price was EUR 16.83.

At year's end, the Company had a market capitalization of EUR 1,195.9 million (1,124.2).

On January 27, 2006, Franklin Resources Inc. announced that the total number of shares held by the funds and individual investors under its control represented 5.02% of Amer Sports Corporation's share capital and votes. In March, Franklin Resources Inc. announced that its shareholding had declined to 4.99%.

On December 31, 2006, the Company's registered share capital totaled EUR 286,790,496 and the total number of shares was 71,697,624.

2002 warrant scheme

The highest price of the 2002 warrants on the Helsinki Stock Exchange was EUR 24.99 and the lowest EUR 13.00. In 2006, a total of 0.2 million warrants were traded at a total price of EUR 3.9 million.

15,450 new shares were subscribed for with the 2002 warrants in May-June, 28,950 in June-July, 96,750 in August-September, 20,700 in October and 49,170 in October-November. The increases in share capital were entered in the Trade Register as follows: EUR 61,800 on July 13, EUR 115,800 on September 7, EUR 387,000 on October 19, EUR 82,800 on November 24, and EUR 196,680 on December 19. As a result of the subscriptions, the share capital rose by EUR 0.8 million.

In addition, 358,380 shares were subscribed for in November and 28,500 in December. The increases in share capital were entered in the Trade Register as follows: EUR 1,433,520 on January 16, 2007, and EUR 114,000 on February 8, 2007.

2003 warrant scheme

The highest price of the 2003 warrants on the Helsinki Stock Exchange was EUR 20.99 and the lowest EUR 10.99. In 2006, a total of 0.03 million warrants were traded at a total price of EUR 0.4 million.

Amer Sports net sales growth in local currencies is expected to remain at last year's level in 2007 due to the weaker outlook for winter sports. The best sales growth is anticipated from Suunto, Salomon Apparel and Footwear, and Precor. Sales of Salomon winter sports equipment and Atomic sales are expected to decline slightly. Wilson's Racquet Sports and Team Sports are forecast to keep growing steadily, while the primary objective in the Golf Division is to improve profitability.

Amer Sports' earnings are expected to improve in 2007 thanks to factors such as Salomon's turnaround initiative in 2006 and the industrial co-operation between Atomic and Salomon. It is estimated that Amer Sports' EBIT will amount to EUR 130-145 million in 2007, with earnings per share coming in at EUR 1.10-1.25. Cash flow from operating activities is expected to improve substantially.

Earnings improvements can be expected from Q3 2007 onwards. It is estimated that Amer Sports' Q1 2007 result will fall short of the previous year's figure. The primary reason behind this is the below-normal amount of re-orders received for winter sports equipment in early 2007.

PROPOSED DIVIDEND

Amer Sports seeks to be viewed as a competitive investment that increases shareholder value through a combination of dividends and share price performance. The Company therefore pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits.

The parent company's unrestricted shareholders' equity amounts to EUR 266,484,503.73 of which net result for the period is EUR 14,953,339.67.

The Board of Directors proposes to the Annual General Meeting that the distributable earnings be used as follows:

- A dividend of EUR 0.50 per share, totaling EUR 36,042,252.00, to be paid to shareholders
- EUR 230,442,251.73 to be carried forward in unrestricted shareholders' equity

Totaling EUR 266,484,503.73

There have been no significant changes to the company's financial position since the close of the financial period. The company's financial standing is good and the proposed dividend distribution does not endanger the company's financial standing, according to the Board of Directors.

The figures presented in this stock exchange release are based on the Group's audited financial statements, which has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

CONSOLIDATED RESULTS

EUR million.	1-12/ 2006	Pro Forma 1-12/ 2005	Change %	10-12/ 2006	Pro Forma 10-12/ 2005	Change %
NET SALES	1,792.7	1,732.0	4	581.6	558.5	4
Cost of goods sold	-1,095.3	-1,047.6		-361.2	-343.1	
GROSS PROFIT	697.4	684.4	2	220.4	215.4	2
License income	22.4	19.8		6.8	5.7	
Other operating income	7.2	11.1		1.5	2.2	
R&D expenses	-58.5	-58.6		-16.6	-16.8	
Selling and marketing expenses	-416.5	-410.9		-111.2	-106.2	
Administrative and other expenses	-131.8	-128.7		-31.2	-32.5	
EARNINGS BEFORE INTEREST AND TAXES	120.2	117.1	3	69.7	67.8	3
% of net sales	6.7	6.8		12.0	12.1	
Financing income and expenses	-23.6	-24.0		-5.3	-6.6	
EARNINGS BEFORE TAXES	96.6	93.1	4	64.4	61.2	5
Taxes	-26.1	-30.7		-17.4	-20.4	
NET RESULT	70.5	62.4	13	47.0	40.8	15
Attributable to:						
Equity holders of the parent company	70.3	62.2		47.0	40.9	
Minority interests	0.2	0.2		0.0	-0.1	
Earnings per share, EUR	0.98	0.87		0.65	0.57	
Earnings per share, diluted, EUR	0.97	0.86		0.65	0.57	
Adjusted average number of shares in issue, million	71.5	71.4				
Adjusted average number of shares in issue, diluted, million	72.4	72.0				
Average rates used: EUR 1.00 = USD	1.26	1.24				

CONSOLIDATED RESULTS, COMPARED TO REPORTED LAST YEAR

	1-12/ 2006	1-12/ 2005	Change %	10-12 /2006	10-12/ 2005	Change %
NET SALES	1,792.7	1,363.7	31	581.6	558.5	4
Cost of goods sold	-1,095.3	-817.1		-361.2	-341.6	
GROSS PROFIT	697.4	546.6	28	220.4	216.9	2
License income	22.4	16.2		6.8	5.7	
Other operating income	7.2	10.4		1.5	2.2	
R&D expenses	-58.5	-39.4		-16.6	-16.7	
Selling and marketing expenses	-416.5	-302.6		-111.2	-106.2	
Administrative and other expenses	-131.8	-94.3		-31.2	-34.1	
Non-recurring items related to the Salomon acquisition	-	-54.6		-	-54.6	
EARNINGS BEFORE INTEREST AND TAXES	120.2	82.3	46	69.7	13.2	
% of net sales	6.7	6.0		12.0	2.4	
Financing income and expenses	-23.6	-9.0		-5.3	-5.4	
EARNINGS BEFORE TAXES	96.6	73.3	32	64.4	7.8	
Taxes	-26.1	2.1		-17.4	22.7	
NET RESULT	70.5	75.4	-6	47.0	30.5	54
Attributable to:						
Equity holders of the parent company	70.3	75.2		47.2	30.9	
Minority interests	0.2	0.2		0.0	-0.1	
Earnings per share, EUR	0.98	1.05		0.65	0.42	
Earnings per share, diluted, EUR	0.97	1.04		0.65	0.42	
Equity per share, EUR	7.71	7.46				
ROCE, % *)	12.0	11.3				
ROE, %	12.9	15.1				

*) 12 months' rolling average

NET SALES BY BUSINESS SEGMENTS

	1-12/ 2006	Pro Forma 1-12/ 2005	Change %	10-12/ 2006	Pro Forma 10-12/ 2005	Change %
Salomon	661.4	623.5	6	282.1	255.2	11
Wilson	569.6	570.4	0	111.5	119.7	-7
Precor	275.6	252.1	9	83.0	80.7	3
Atomic	204.8	214.0	-4	82.2	85.9	-4
Suunto	81.3	72.0	13	22.8	17.0	34
Net sales, total	1,792.7	1,732.0	4	581.6	558.5	4

EBIT BY BUSINESS SEGMENTS

	1-12/ 2006	Pro Forma 1-12/ 2005	Change %	10-12/ 2006	Pro Forma 10-12/ 2005	Change %
Salomon	23.6	18.1	30	40.3	37.9	6
Wilson	54.6	52.1	5	5.2	2.9	79
Precor	34.8	31.1	12	12.7	13.6	-7
Atomic	16.6	22.2	-25	14.8	19.0	-22
Suunto	7.0	3.4	106	1.2	-0.7	
Headquarters	-16.4	-9.8	-67	-4.5	-4.9	8
EBIT, total	120.2	117.1	3	69.7	67.8	3

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-12/ 2006	Pro Forma 1-12/ 2005	Change %	10-12/ 2006	Pro Forma 10-12/ 2005	Change %
Americas	815.7	783.3	4	207.1	208.2	-1
EMEA	781.8	758.3	3	306.8	279.5	10
Asia Pacific	195.2	190.4	3	67.7	70.8	-4
Total	1,792.7	1,732.0	4	581.6	558.5	4

CONSOLIDATED CASH FLOW STATEMENT

	1-12/ 2006	1-12/ 2005
Cash flow from operating activities	45.5	96.4
Cash flow from investing activities	-71.9	-471.6
Cash flow from financing activities		
Dividends paid	-35.9	-36.0
Issue of shares	6.5	0.7
Change in net debt	54.1	441.3
Change in liquid funds	-1.7	30.8
Liquid funds at year beginning	47.2	17.9
Liquid funds at year end	45.5	48.7

CONSOLIDATED BALANCE SHEET

	31 Dec 2006	31 Dec 2005
Assets		
Goodwill	290.3	311.7
Other intangible non-current assets	209.9	217.1
Tangible non-current assets	118.8	113.4
Other non-current assets	55.5	58.7
Inventories and work in progress	290.4	301.6
Receivables	647.1	635.1
Cash and cash equivalents	45.5	48.7
Assets	1,657.5	1,686.3
Shareholders' equity and liabilities		
Shareholders' equity	556.1	536.2
Long-term interest-bearing liabilities	243.9	256.2
Other long-term liabilities	18.7	18.0
Current interest-bearing liabilities	387.0	393.5
Other current liabilities	382.4	378.3
Provisions	69.4	104.1
Shareholders' equity and liabilities	1,657.5	1,686.3
Equity ratio, %	33.6	31.8
Gearing, %	105	112
EUR 1.00 = USD	1.32	1.18

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total shareholders' equity
Balance at 1 Jan 2005	285.7	0.8	-48.4	0.1	219.9	458.1	3.2	461.3
Translation differences			34.2			34.2		34.2
Cash flow hedges				-0.7		-0.7		-0.7
Net income recognized directly in equity			34.2	-0.7		33.5		33.5
Net result					75.2	75.2	0.2	75.4
Total recognized income and expense for the period			34.2	-0.7	75.2	108.7	0.2	108.9
Dividend distribution					-36.0	-36.0		-36.0
Warrants					1.3	1.3		1.3

Warrants exercised	0.2	0.5				0.7		0.7
	0.2	0.5			-34.7	-34.0		-34.0
Balance at 31 Dec 2005	285.9	1.3	-14.2	-0.6	260.4	532.8	3.4	536.2
Translation differences			-27.3			-27.3		-27.3
Cash flow hedges				4.8		4.8		4.8
Net income recognized directly in equity			-27.3	4.8		-22.5		-22.5
Net result					70.3	70.3	0.2	70.5
Total recognized income and expense for the period			-27.3	4.8	70.3	47.8	0.2	48.0
Dividend distribution					-35.7	-35.7		-35.7
Warrants					1.1	1.1		1.1
Warrants exercised	0.9	5.6				6.5		6.5
	0.9	5.6			-34.6	-28.1		-28.1
Balance at 31 Dec 2006	286.8	6.9	-41.5	4.2	296.1	552.5	3.6	556.1

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Dec 2006	31 Dec 2005
Charges on assets	-	2.8
Mortgages pledged	3.5	4.6
Guarantees	4.3	7.1
Liabilities for leasing and rental agreements	103.0	60.4
Other liabilities	50.9	52.9

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Dec 2006	31 Dec 2005
Nominal value		
Foreign exchange forward contracts	341.3	404.2
Forward rate agreements	275.9	200.0
Interest rate swaps	225.9	277.2
Fair value		
Foreign exchange forward contracts	4.3	-5.5
Forward rate agreements	0.2	0.1
Interest rate swaps	5.7	-0.1

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005*)	Q2 2005*)	Q1 2005*)
NET SALES								
Salomon	282.1	179.6	76.4	123.3	255.2	189.4	71.7	107.2
Wilson	111.5	120.3	159.5	178.3	119.7	126.1	152.3	172.3
Precor	83.0	60.4	59.3	72.9	80.7	57.9	54.5	59.0
Atomic	82.2	93.3	5.6	23.7	85.9	93.8	7.8	26.5
Suunto	22.8	18.3	21.0	19.2	17.0	16.4	18.6	20.0
Net sales, total	581.6	471.9	321.8	417.4	558.5	483.6	304.9	385.0

	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005*)	Q3 2005*)	Q2 2005*)	Q1 2005*)
EBIT								
Salomon	40.3	23.6	-17.9	-22.4	37.9	28.0	-23.3	-24.5
Wilson	5.2	7.9	17.2	24.3	2.9	6.9	16.2	26.1
Precor	12.7	6.0	4.1	12.0	13.6	7.1	4.6	5.8
Atomic	14.8	23.4	-12.2	-9.4	19.0	23.7	-12.1	-8.4
Suunto	1.2	1.0	3.7	1.1	-0.7	0.9	1.5	1.7
Headquarters	-4.5	-4.0	-3.9	-4.0	-4.9	-3.1	1.9	-3.7
EBIT, total	69.7	57.9	-9.0	1.6	67.8	63.5	-11.2	-3.0

*) Pro forma

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment and the actual results may be significantly different.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
February 14, 2007 at 2:00 pm

AMER SPORTS BOARD OF DIRECTORS AGREE ON LONG-TERM INCENTIVE PLAN FOR KEY PERSONNEL

The Amer Sports Corporation Board of Directors has agreed to establish a new share-based incentive plan for the Group's key personnel.

The Plan's reward will be paid in 2008, in part as Company shares and partially in cash. The cash payment will cover taxes and tax-related costs arising from the reward. Of the shares, 25% will be transferable as of April 2010, 25% as of April 2011, and 50% as of April 2012.

The rewards to be paid based on this Plan will correspond to a maximum value of approximately 400,000 Amer Sports Corporation shares (including the cash payment).

In order to implement the Plan, the Board of Directors proposes to the Annual General Meeting of Shareholders that it authorize the Board of Directors to resolve the re-purchase of its own shares and issue of shares.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END